UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM SD

Specialized Disclosure Report

National Presto Industries, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	1-2451	39-0494170
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3925 North Hastings Way Eau Claire, Wisconsin		54703-3703
(Address of principal executive offices)		(Zip Code)

Douglas J. Frederick: 715-839-2121

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

National Presto Industries, Inc. and its subsidiaries (“NPI”) are committed to complying with the laws of the United States, which includes Section 1502 of the Dodd-Frank Act, concerning conflict minerals. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Conflicts Mineral Disclosure, unless otherwise defined herein.

NPI does not purchase conflict minerals directly from smelters or mines. Its Housewares segment uses small amounts of solder on some of its electric and electronic products primarily to solder electrical connections; solder does contain tin. The Defense segment is required to utilize conflict minerals pursuant to United States Government specifications.  NPI has thus implemented appropriate requirements for its suppliers consistent with the law.

NPI has conducted in good faith a reasonable country of origin inquiry regarding conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. NPI has also communicated its sourcing policies and commitments to its suppliers and has educated its suppliers about the conflict minerals reporting obligation. NPI requires its suppliers to perform the necessary due diligence with their supply chains to ascertain the source of any conflict minerals in the products or materials they provide to NPI.

NPI’s suppliers have provided written representations that the sources of the conflict minerals did not originate in the Democratic Republic of the Congo or an adjoining country or were from a validated “conflict-free smelter.” Given the facts and circumstances surrounding the written assurances NPI has received as a result of its reasonable country of origin inquiry, NPI has no reason to believe that any conflict minerals necessary to the functionality or production of its products originate in the Democratic Republic of the Congo or an adjoining country.

A copy of NPI’s Conflict Minerals Disclosure is publicly available at http://www.gopresto.com/proxy/index.php

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NATIONAL PRESTO INDUSTRIES, INC.

By:	/s/ Douglas J. Frederick	Date: June 2, 2014
Name:	Douglas J. Frederick, Esq.
Title:	General Counsel and Secretary